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                                                                      EXHIBIT 49


                SAFETY-KLEEN COMMENTS ON PHILIP SERVICES CORP.
                     ANNOUNCEMENT ON FINANCING COMMITMENT

     ELGIN, Ill. - March 5, 1998 - Safety-Kleen Corp. (NYSE:SK) today said it believes that concerns about the financing for SK Parent Corp.'s $27 per share all-cash merger agreement with Safety-Kleen are effectively addressed by Philip Services Corp.'s announcement and the announcement by SK Parent Corp. After giving consideration to Philip's release of its year-end results and copper inventory discrepancy, Philip's lender confirmed that nothing has come to its attention to date that would cause it not to advance funds.

     On February 20, Philip announced that it had obtained a financing commitment from CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") to underwrite a $210 million secured subordinated debt facility. The purpose of the facility is to finance Philip's $200 million equity contribution to SK Parent Corp. and to pay certain related fees and expenses in connection with the merger agreement.

     Donald W. Brinckman, Safety-Kleen Chairman of the Board and Chief Executive Officer, said, "Philip's announcement today, coupled with that of SK Parent Corp. should alleviate concerns about the financing for SK Parent's $27 per share all-cash offer. Philip has addressed its difficulties and what matters for the SK Parent transaction is Philip's confirmation that it is in compliance with the terms of its financing arrangements and the statement of CIBC.

     "Subject to receiving votes for the $27 per share all-cash merger agreement from holders of two-thirds of Safety-Kleen shares at the shareholders meeting on March 9, we expect that we can conclude this transaction and that shareholders will receive their money promptly after the vote is certified."

     Brinckman further noted that according to information disclosed by Laidlaw Environmental, the number of shares tendered to Laidlaw Environmental as of March 4 had declined by approximately 13 million shares since February 13, evidencing that Laidlaw no longer has tenders from a majority of Safety-Kleen shareholders, and that tenders to Laidlaw have, in fact, dropped to approximately 31.4 percent. The closing of Laidlaw Environmental's tender offer is subject to a condition that two-thirds of Safety-Kleen's shares be tendered. Tendering shareholders can also vote in favor of the SK Parent merger.

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 industrial and automotive customers recycle and process their waste streams.

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